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SEC

Securities and Exchange Commission
Trading and Markets

MAR 01 2019

RECEIVED

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

Washington DC
410

SEC FILE NUMBER
8-52836

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sage Partners Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11111 Santa Monica Boulevard, Suite 2200
(No. and Street)

Los Angeles (City) CA (State) 90025 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark Vidergauz 310-478-7899
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SingerLewak LLP
(Name – *if individual, state last, first, middle name*)

10960 Wilshire Blvd. Suite 700 (Address) Los Angeles (City) CA (State) 90024 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Mark Vidergauz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sage Partners Securities, LLC, as of December 31, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Executive Officer

Title

Please see attached certificate.

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT **GOVERNMENT CODE § 8202**

☑ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], *not* Notary)

1 ______________________________
2 ______________________________
3 ______________________________
4 ______________________________
5 ______________________________
6 ______________________________

Signature of Document Signer No. 1 | *Signature of Document Signer No. 2 (if any)*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of LOS ANGELES

Subscribed and sworn to (or affirmed) before me on this 28th day of FEBRUARY, 2019, by
Date *Month* *Year*

(1) MARK VIDERGAUZ

(and (2) ______________________________),
Name(s) of Signer(s)

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

ANGELA JENG
Commission # 2136495
Notary Public - California
Los Angeles County
My Comm. Expires Dec 12, 2019

Signature ______________________________
Signature of Notary Public

Seal
Place Notary Seal Above

OPTIONAL

Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: SEC FORM X-17A-5 PART III **Document Date:** ____________

Number of Pages: ______ **Signer(s) Other Than Named Above:** ____________________

SAGE PARTNERS SECURITIES, LLC
(A Wholly Owned Subsidiary of The Sage Group, LLC)

FINANCIAL STATEMENTS
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2018

(CONFIDENTIAL REPORT PURSUANT 17a-5(e)(3))

SAGE PARTNERS SECURITIES, LLC
(A Wholly Owned Subsidiary of The Sage Group, LLC)
CONTENTS

Report of Independent Registered Public Accounting Firm 1

Financial Statements

Statement of Financial Condition 2

Notes to Financial Statements 3-7

SingerLewak
Accountants & Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Member
Sage Partners Securities, LLC

Opinion on the Financial Statements
We have audited the accompanying statement of financial condition of Sage Partners Securities, LLC (the "Company") as of December 31, 2018, and the related notes to the financial statements (collectively, the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

SingerLewak LLP

We have served as the Company's auditor since 2016.

February 28, 2019

10960 Wilshire Blvd. 7th Floor Los Angeles, CA 90024 T: 310.477.3924 F: 310.478.6070
877.754.4557

SAGE PARTNERS SECURITIES, LLC
(A Wholly Owned Subsidiary of The Sage Group, LLC)
STATEMENT OF FINANCIAL CONDITION

December 31, 2018

ASSETS		
Cash	$	3,269,453
Certificate of deposit		522,525
Prepaid expenses		4,215
	$	3,796,193
LIABILITIES AND MEMBER'S EQUITY		
Liabilities		
Due to parent	$	761,790
Accounts payable		4,465
Deferred revenue		326,040
Total liabilities		1,092,295
Member's equity		2,703,898
	$	3,796,193

See accompanying notes to financial statements.

1. Nature of business and summary of significant accounting policies

Nature of Business

Sage Partners Securities, LLC (the "Company"), a California Limited Liability Company, located in Los Angeles, California, was formed in June 2000 as a wholly owned subsidiary of The Sage Group, LLC (the "Parent" and, collectively with the Company, "Sage"). The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company is an investment banking firm that provides a variety of corporate finance and financial advisory services to middle market and emerging growth clients throughout the United States. Such services include advisory on mergers, acquisitions, divestitures, management buyouts, and restructurings, as well as providing valuation services, fairness opinions and other related services in connection with client transactions. Sage may also participate in private equity placements, private debt, or mezzanine placements.

The Company does not accept customer funds in the name of Sage Partners Securities, LLC. In addition, the Company does not currently engage in the purchase or sale of listed, over the counter equities, options or futures; does not plan to be a securities market maker; and will generally not hold any security positions.

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Valuation of Investments in Securities and Securities at Fair Value - Definition and Hierarchy

In accordance with GAAP, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. In accordance with GAAP, a fair value hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

1. Nature of business and summary of significant accounting policies (continued)

Valuation of Investments in Securities and Securities at Fair Value - Definition and Hierarchy (continued)

Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

Valuation Techniques

The Company values its investment in the certificate of deposit at cost, plus accrued interest earned.

Revenue Recognition

The Company principally generates revenue from investment banking and advisory services. Investment banking fees are recognized as revenue upon closing of a client transaction. All associated revenue is due in full on the closing date. A transaction is deemed closed when the funds have been received in full from the client. The transaction price includes variable consideration as investment banking pricing is based on outcomes of the transaction. The amount of revenue recognized as investment banking fees is the total amount received upon closing of a client transaction. The Company believes that the point in time at which the Company performs its obligation is the transaction completion date, as the customer has control of the service and the Company's obligation to the customer has been completed. At that point, the Company has a present right to payment, the customer has accepted the service and the uncertainty of variable consideration is resolved.

Advisory service revenues are non-refundable retainer fees collected in advance and are deferred and amortized over the period the services are provided by the Company. The Company believes that advisory service revenues satisfy the criteria for being recognized over time since advisory fees are non-refundable retainer fees collected in advance and services are simultaneously provided by the Company and consumed by the client as the Company performs the service. The service period is the length of time stipulated in the signed engagement letter that the agreement is valid for. The service time period is typically between three and twelve months. The retainers received from customers before the end of the service period are reflected as deferred revenue. Retainer revenue is recorded as income ratably over the course of the engagement service time period.

The Company had $62,387 of deferred revenue at December 31, 2017, the entire balance of which has been recognized as advisory services revenue in 2018. The Company has $326,040 of deferred revenue at December 31, 2018, all of which will be recognized as advisory services revenue in 2019.

The Company has elected to adopt ASC 606 under the modified retrospective method and upon evaluation has determined that no adjustment is necessary.

Disaggregated Revenue from Contracts with Customers

The following table presents revenue by major source

Revenue from contracts with customers	
Investment banking fees	$8,802,835
Advisory services	536,347
Total revenue from contracts with customers	$9,339,182

Costs to Obtain a Client

The Company incurs minimal costs that are directly allocable to the revenue contracts. The majority of contracts include a provision for the reimbursement of reasonable, documented out-of-pocket expenses incurred in connection with the engagement such as travel and document production costs. The Company does not incur any incremental costs, such as commissions, for obtaining new clients, and therefore all expenses related to obtaining new clients are expensed when incurred.

Certificate of Deposit

The Company records the investment in certificates of deposit at cost which approximates fair market value. The balance invested in the certificate of deposit is $522,525 at December 31, 2018. As per the fair value hierarchy discussed earlier in Note 1, Valuation of Investments in Securities and Securities at Fair Value - Definition and Hierarchy, the Company considers the certificate of deposit as Level 2 inputs.

Income Taxes

The Company is a limited liability company, and treated as a partnership for income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the members for federal and state income tax purposes. Accordingly, the Company has not provided for federal or state income taxes.

At December 31, 2018, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Company remains subject to U.S. federal and state income tax audits for all periods subsequent to 2015.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

2. Fair value measurements

The Company's assets recorded at fair value have been categorized based upon a fair value hierarchy as described in the Company's significant accounting policies in Note 1.

The following table presents information about the Company's assets measured at fair value as of December 31, 2018:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of December 31, 2018
Assets (at fair value)				
Certificate of deposit	$ -	$ 522,525	$ -	$ 522,525

3. Cash Concentration

The Company maintains its cash balances in various financial institutions. These balances are insured by the Federal Deposit Insurance Corporation up to $250,000 per institution. At times, the Company's cash balances may be in excess of the insured limits. The Company has not experienced any losses in such accounts to date and believes it is not exposed to any significant credit risk on cash.

4. Revenue Concentration

The Company had certain customers whose revenue individually represented 10% or more of the Company's total revenue as follows:

For the year ended December 31, 2018, one customer accounted for 40%, another customer accounted for 27%, and a third customer accounted for 11% of revenue.

5. Transactions with Related Party

Pursuant to a management fee agreement, the Parent provides all managerial, administrative, and compliance services to the Company. In exchange for these services, the Parent charged the Company $7,350,000 for the year ended December 31, 2018.

The Company has a Due to Parent balance of $761,790 as of December 31, 2018, due immediately, in connection with the above services.

6. Litigation

The Company is subject to legal claims and lawsuits that arise in the ordinary course of business. It is the opinion of management that the disposition or ultimate resolution of such claims and lawsuits will not have a material adverse effect on the financial position, results of operations, and cash flows of the Company.

7. Net capital requirement

The Company, as a member of FINRA, is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2018, the Company's net capital was $2,699,030, which was $2,626,210 in excess of its minimum requirement of $72,820.

8. Exemption from Rule 15c3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 and pursuant to the executive provisions under sub-paragraph (k)(2)(i), therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

9. Subsequent events

Management of the Company has evaluated all subsequent transactions through February 28, 2019, the date the financial statements were available to be issued. It has been determined that there are no subsequent events that require disclosure.